Room 4561
Via fax (408) 227-4550

February 27, 2009

Dominic P. Orr
President, CEO & Chairman of the Board
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, CA 94089

>   **Re: Aruba Networks, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2008**
>   **Filed October 7, 2008**
>   **Form 10-Q for the Quarter Ended October 31, 2008**
>   **Filed December 10, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed November 25, 2008**
>   **File no. 1-33347**

Dear Mr. Orr:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

General

1.   We note the disclosure on pages 9 and 33 of your Form 10-K that you sell products in the Middle East and Africa, which are regions that are generally

understood to include Iran, Syria, and Sudan. Also, it appears from several dropdown menus on your website that nationals of Cuba, Iran, Sudan, and Syria may request your newsletter and white papers, and submit inquiries to you over the web, including inquiries related to sales. Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 1. Business

2. We note that you have outsourced the manufacturing of your products exclusively to Flextronics. Please expand your business section to include a discussion of the material terms of your manufacturing agreement with Flextronics, consistent with your confidential treatment order, such as the term and termination of the agreement.

Item 1A. Risk Factors

Risks Related to Our Business and Industry, page 12

3. On page 17, you disclose that the terms of the "most-favored-nations" clause contained in your original manufacturing agreement is narrow and specific. Please advise as to the basis for this legal conclusion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

4. We note your disclosure on page 39 that revenues increased domestically and internationally during fiscal 2008 due to the growth and expansion of the WLAN market. Please advise as to the extent, if any, that your revenue increases for fiscal 2008 were due to an increase of your share of the expanded WLAN market. To the extent the increase in your domestic and international revenues for fiscal 2008 was due to an increase of your WLAN market share, please provide a narrative discussion explaining to what extent the increase in WLAN

market share was related to price changes for WLAN products or events affecting your competitors.

Contractual Obligations, page 47

5.   Tell us your consideration to disclose the Company's obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition, page 59

6.   We note your disclosure where you indicate that "the Company recognizes revenue from indirect sales channels upon persuasive evidence provided by the reseller of a sale to the end customer." Please clarify whether you recognize revenue when the Company delivers the product to your resellers and tell us whether this coincides with when you receive persuasive evidence from the reseller that they have a sale to an end-user customer. If these two events do not coincide, then please explain further when you recognize revenue on product sales through your indirect channels and how this relates to your sale of support services to your channel partners. In this regard, we note from your response letter dated January 24, 2007 (comment 31) that revenue from reseller support arrangements are recognized ratably over the support period, which begins on the date the product is delivered from the Company to the reseller. Please explain further your revenue recognition policy for multiple element arrangements with your channel partners. Also, please clarify whether the Company sells support services to your channel partners associated with specific product sales or such services relate to general product support provided to your resellers. In addition, tell us how the support services provided to channel partners differs from PCS to the end-user customer.

7.   Also, tell us if your resellers hold any inventory. If so, tell us the amount of inventory held at resellers for each period presented and tell us how you account for such inventory upon delivery to the resellers.

Item 15. Exhibits, Financial Statement Schedules

8.   We note that various exhibits are marked as having portions omitted, pursuant to requests for confidential treatment. We call your attention to exhibits 10.15, 10.16, 10.18 and 10.19 and the terms of the order granting confidential

Dominic P. Orr
Aruba Networks, Inc.
February 27, 2009
Page 4

treatment. Please verify that you still require confidential treatment for the various exhibits listed.

Definitive Proxy Statement

Executive Compensation, page 14

9.   We note that in determining the compensation for your named executive officers you rely in part on data provided by ICR Limited regarding base salary, bonus and equity awards of a peer group of technology companies. In future filings, you should discuss the criteria that ICR used to select these technology companies, the extent to which ICR considered the comparative performance of these technology companies, and, if ICR did, how your performance compares to theirs.

Compensation Discussion and Analysis, page 14

10.   We note that you eliminated your bonus program in fiscal 2007 and continued to operate without a bonus program during fiscal 2008. You state that the bonus program was eliminated because you felt it was not appropriate to grant bonuses to any employees until you achieved profitability. You then raised base salaries for fiscal 2007 in connection with the elimination of your bonus program "given Aruba's need to stay competitive with its competitors with respect to base salaries in order to retain its key executives and its focus on achieving profitability." The interrelationship, if any, between your cancelled bonus program and the salary increase is unclear. To what extent was cash that was kept on hand as a result of eliminating the bonus program used to fund the connected salary increases.

11.   Whenever performance is used in setting compensation policies and making compensation decisions, please disclose the specific items of performance taken into account. As an example, we note your disclosure regarding your long-term equity-based incentive program on page 20. Although you have not formalized the process by which you take an individual's performance into account when determining the size of long-term equity-based incentives, it would be helpful for investors if you discussed the items considered.

12.   We note that you have omitted the performance goals of Mr. Kirby, which are based on revenue achievement in the North American region. These goals appear to constitute a material element of your executive compensation. We presume you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that you have a competitive harm

Dominic P. Orr
Aruba Networks, Inc.
February 27, 2009
Page 5

        analysis that supports your reliance on that instruction. Please advise. We do
        note your discussion regarding the difficulty of attaining such targets.

Form 10-Q for the Quarter Ended October 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

13.   We note your discussion on page 19 that the current economic conditions
worldwide have adversely impacted your operating results and created
significant and incremental uncertainty for the Company's future. It is not clear,
however, from your Results of Operations discussion specifically what impact
the current economy has had on your business as your current disclosures focus
on increased revenues due to new product introduction and continued strength in
your education and healthcare verticals. Please significantly enhance your
Overview disclosures to include a discussion the impact that the current
economy has had on your business and the impact that you expect it to have on
your future results of operations. Further, please quantify the expected effects of
these and other known, material trends, events and uncertainties on your future
results to the extent possible. Please see Section III.B.3 of Release No. 33-8350
for additional guidance.

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 and Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief